

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Stephen D. Griffin
Chief Financial Officer
VSE Corporation
6348 Walker Lane
Alexandria, VA 22310

> **Re: VSE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 11, 2022**
> **Form 8-K as of July 27, 2022**
> **Filed July 28, 2022**
> **File No. 000-03676**

Dear Stephen D. Griffin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services